Arca U.S. Treasury Fund

4551 Glencoe Avenue
Marina del Rey, California 90292

May 24, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arca U.S. Treasury Fund (File No. 812-15400)

Ladies and Gentlemen:

We are writing on behalf of the Arca U.S. Treasury Fund (the “Applicant”) to respectfully request the withdrawal of the Applicant’s amended and restated application pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940, as amended, for an order granting certain exemptions from the provisions of Rule 23c-3 thereunder.

The amended and restated application was filed on May 23, 2023. The Applicant respectfully requests that the amended and restated application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

Questions and comments concerning this request may be directed to me at (631) 432-7022.

Sincerely,

/s/ Alyssa Miller
Alyssa Miller
Secretary of the Fund